Exhibit 99.1

PAN AMERICAN SILVER PROVIDES YEAR-END 2010 RESERVE & RESOURCE UPDATE

 (All amounts in US dollars unless otherwise stated and all production figures are approximate)

Vancouver, British Columbia – February 15, 2011 – Pan American Silver Corp. (PAAS: NASDAQ; PAA: TSX) (“Pan American” or the “Company”) today announced the results of its 2010 year-end Silver Reserves and Resources update.

In 2010, Pan American spent $8.5 million to complete over 110,000 meters of diamond drilling at its seven operating mines.  As a result of this investment in exploration, 27.0 million ounces of Silver was discovered and added to Proven and Probable Reserves, which was nearly sufficient to fully replace the 28.3 million contained Silver ounces mined during 2010.  The Company entered 2011 with Proven and Probable Silver Reserves of 230.7 million ounces, after including a reclassification from Reserves to Resources of the 1.9 million ounces contained in the Pyrite stockpiles.

Pan American’s largest exploration success in 2010 was at the La Colorada mine, where the Company discovered 12.1 million ounces of Silver from the vertical extension of the NC2 vein.  La Colorada has provided impressive reserve growth over the last two years, contributing 28.3 million ounces of new Proven and Probable Silver Reserves to the Company.  La Colorada’s Silver Reserves grew 26% from 2009 to 38.3 million ounces at December 31, 2010.  The NC2 vein remains open at depth and to the East and will be the focus of further exploration in 2011.

Other highlights of the Company’s 2010 exploration program include the discovery of 4.2 million ounces of Silver at Alamo Dorado and 4.6 million ounces of Silver at Manantial Espejo.

The following table illustrates the changes in Pan American’s estimated Proven and Probable Silver Reserves, year-over-year:

Proven & Probable Silver Reserves as of December 31, 2009 *	232.0 million ounces
Less mined ounces (contained) during 2010	(28.3) million ounces
Additions due to exploration during 2010	27.0 million ounces
Proven & Probable Silver Reserves as of December 31, 2010	230.7 million ounces
* Pan American believes that Doe Run’s La Oroya smelter, the only buyer of the Pyrite Stockpiles, is unlikely to resume operations in the near future.  As a result, management decided to write off the book value of that asset at December 31, 2010 and has reclassified the 1.9 million ounces of Silver contained in the Pyrite Stockpiles from Reserves to Resources.

In addition to replacing 96% of its Proven and Probable Reserves, the Company’s Measured and Indicated Silver Resources grew by 4.3 million ounces to 714.8 million ounces, while Inferred Silver Resources grew 15.8 million ounces to 245.2 million ounces, from 2009.  These additions do not include the pending Resource estimate updates for Navidad and La Preciosa, where the majority of the 2010 drilling campaign was completed.  Pan American intends to update its Resources as these projects advance.

Commenting on this year’s exploration results, Michael Steinmann, Executive Vice President Geology and Exploration said, “Over the past 7 years, we have had wonderful exploration success adding 169 million ounces of contained Silver to our Proven and Probable Reserves.  This has more than replaced the ounces we have mined in that time and represents a net increase in Proven and Probable Silver Reserves of 21%.  Last year this trend continued and we discovered enough new Silver to keep our Proven and Probable Reserves intact, while delivering yet another record- setting production year.  Our Silver Reserves are sufficient to sustain our current production levels for the next 10 years and I continue to be very excited about our prospects for further discoveries, particularly at La Colorada and Manantial Espejo.”

In 2011 Pan American expects to invest $10.9 million to complete approximately 108,000 meters of diamond drilling at its seven operating mines.  The Company also plans to invest $12.2 million in greenfield exploration activities at selected properties in México, Perú and Argentina.

Complete Reserves and Resource information for all metals, including tonnage and ore grades is available at www.panamericansilver.com.

Complete Silver and gold Reserves and Resource information at December 31, 2010 is as follows:

MINERAL RESERVES – PROVEN AND PROBABLE
	Location	Type	Classification	Tonnes (000’s)	Ag (g/mt)	Ag Cont. (000’s oz)	Au (g/mt)	Au Cont (oz)
Huaron	Peru	Vein	Proven	6,284	174	35,108	N/A	N/A
		Vein	Probable	4,336	173	24,179	N/A	N/A
Morococha (92.2%)	Peru	Vein/Mantos	Proven	4,254	149	20,393	N/A	N/A
		Vein /Mantos	Probable	3,010	178	17,228	N/A	N/A
La Colorada	Mexico	Vein	Proven	1,242	406	16,214	0.48	19,220
		Vein	Probable	1,671	412	22,123	0.47	25,262
Quiruvilca	Peru	Vein	Proven	434	159	2,220	0.92	12,860
		Vein	Probable	390	137	1,720	0.51	6,369
Alamo Dorado	Mexico	Disseminated	Proven	6,766	87	18,934	0.31	68,451
		Disseminated	Probable	3,270	78	8,232	0.31	32,067
Manantial Espejo	Argentina	Vein	Proven	4,571	149	22,688	2.20	335,416
		Vein	Probable	3,229	131	13,628	1.91	198,692
San Vicente (95%)	Bolivia	Vein	Proven	1,696	383	20,892	N/A	N/A
		Vein	Probable	684	325	7,149	N/A	N/A
TOTALS (vi)			Proven + Probable	42,016	171	230,708	--	698,337

MINERAL RESOURCES – MEASURED AND INDICATED
	Location	Type	Classification	Tonnes (000’s)	Ag (g/mt)	Ag Cont. (000’s oz)	Au (g/mt)	Au Cont (oz)
Huaron	Peru	Vein	Measured	696	153	3,432	N/A	N/A
		Vein	Indicated	507	152	2,471	N/A	N/A
Morococha (92.2%)	Peru	Vein/Mantos	Measured	1,232	142	5,625	N/A	N/A
		Vein /Mantos	Indicated	1,432	206	9,471	N/A	N/A
La Colorada	Mexico	Vein	Measured	111	218	778	0.19	685
		Vein	Indicated	1,098	270	9,519	0.31	10,792
Quiruvilca	Peru	Vein	Measured	1,430	124	5,696	0.77	35,585
		Vein	Indicated	1,815	125	7,293	0.73	42,850
Silver Stockpiles (i)	Peru	Flux Material	Measured	189	318	1,935	N/A	N/A
Alamo Dorado	Mexico	Disseminated	Measured	2,962	56	5,348	0.28	26,698
		Disseminated	Indicated	3,296	52	5,499	0.42	44,758
Manantial Espejo	Argentina	Vein	Measured	1,794	75	4,354	1.00	57,673
		Vein	Indicated	3,927	75	9,459	0.87	109,344
San Vicente (95%)	Bolivia	Vein	Measured	818	133	3,487	N/A	N/A
		Vein	Indicated	340	138	1,505	N/A	N/A
Navidad	Argentina	Mantos, Diss.	Measured	15,400	137	67,832	N/A	N/A
		Mantos, Diss.	Indicated	139,800	126	564,531	N/A	N/A
Pico Machay	Peru	Disseminated	Measured	4,700	N/A	N/A	0.91	137,509
		Disseminated	Indicated	5,900	N/A	N/A	0.67	127,092
Calcatreu	Argentina	Vein	Indicated	7,995	26	6,606	2.63	676,028
TOTALS (vi)			Measured + Indicated	195,443	114	714,840	--	1,269,013

MINERAL RESOURCES – INFERRED
	Location	Type	Classification	Tonnes (000’s)	Ag (g/mt)	Ag Cont. (000’s oz)	Au (g/mt)	Au Cont (oz)
Huaron	Peru	Vein	Inferred	7,046	161	36,516	N/A	N/A
Morococha (92.2%)	Peru	Vein/Mantos	Inferred	7,126	174	39,865	N/A	N/A
La Colorada	Mexico	Vein	Inferred	3,630	251	29,266	0.29	33,456
Quiruvilca	Peru	Vein	Inferred	1,031	104	3,455	0.50	16,690
Alamo Dorado	Mexico	Disseminated	Inferred	1,739	41	2,265	0.45	25,337
Manantial Espejo	Argentina	Vein	Inferred	2,049	87	5,724	0.83	54,431
San Vicente (95%)	Bolivia	Vein	Inferred	928	233	6,947	N/A	N/A
Navidad	Argentina	Mantos, Diss.	Inferred	45,900	81	119,386	N/A	N/A
Pico Machay	Peru	Disseminated	Inferred	23,900	N/A	NA	0.58	445,673
Calcatreu	Argentina	Vein	Inferred	3,413	17	1,822	2.06	226,045
TOTALS (vi)			Inferred	96,762	79	245,245	--	801,631

HISTORICAL ESTIMATES
	Location	Unclassified	Tonnes (000’s)	Ag (g/mt)	Ag Cont. (000’s oz)	Au (g/mt)	Pb (%)	Au Cont (oz)
Hog Heaven (iii)	USA	Historical (iii) (iv)	2,705	167	14,550	0.62	N/A	N/A
Hog Heaven (iii)	USA	Historical (ii) (v)	7,639	133	32,730	0.70	N/A	N/A
Waterloo (iv)	USA	Historical	33,758	93	100,937	N/A	N/A	N/A
TOTAL (vi)		Historical	44,102	104	148,217
Notes:	Mineral Resources are in addition to Reserves. Mineral Reserves and Resources are as defined by the CIM Definition Standards on Mineral Resources and Mineral Reserves.
Mineral Resources do not have demonstrated economic viability.
This table illustrates Pan American Silver Corp’s share of Mineral Reserves and Resources. Properties in which Pan American has less than 100% interest are noted next to the property name.
Environmental, permitting, legal, title, taxation, socio-economic, political, marketing or other issues are not expected to materially affect the above estimates of Mineral Reserves.

Unless otherwise noted, the December 31, 2010 Proven and Probable Mineral Reserves were estimated using appropriate cut-off grades based on assumed metal prices of Ag: $18.00/oz, Au: $1,100/oz, Pb: $1,950/tonne, Cu: $6,500/tonne, Zn: $1,950/tonne.
Prices used for Navidad were Ag: $12.52/oz and Pb: $1,100/tonne.
Prices used for Calcatreu were Ag: $12.50/oz and Au: $650/oz.

(i)	2008 mineral Reserve and Resource estimates less 2009 production.
(ii)
The historical estimate for Hog Heaven was calculated by Gregory Hahn, Chief Geological Engineer for CoCa Mines Inc., a previous owner of the property, in a report titled “Hog Heaven Project Optimization Study” dated May 1989, prior to implementation of NI 43-101. The historical estimate was based on extensive diamond drilling, and was calculated using a Silver price of $6.50 per ounce and a Gold price of $400 per ounce (these were relevant prices at the time of the calculation).  Michael Steinmann, P.Geo., Qualified Person (“QP”) for the Company, has reviewed the available data, including drill sections, surface maps, and additional supporting information sources, and believes that the historic calculation was conducted in a professional and competent manner and is relevant for the purposes of the Company's decision to maintain its interest in this property. In the study, the historic estimate was sub-categorized as follows:

Category	Tons	oz/ton Ag	oz/ton Au
Proven Reserves	2,981,690	4.88	0.018
Probable & Possible Reserves	904,200	10.40	0.020
Heap leach ore	316,100	1.56	0.014
Possible Resources	4,500,000	2.41	0.020
Inferred Resources	2,700,000	4.44	0.022

However, the Company has not completed the work necessary to verify the historical estimate. Accordingly, the Company is not treating the historical estimate as NI 43-101-compliant categories of Mineral Resources based on information prepared by or under the supervision of a QP.  These historical estimates should not be relied upon.

(iii)	The Company believes that the historical estimate category of "Proven Reserves" for Hog Heaven most closely corresponds to 2,705,000 tonnes in the NI 43-101 category of "Indicated Resources".

(iv)
The Company believes that the historical estimate categories of "Proven & Possible Reserves", "heap leach ore stockpile", "Possible Resources" and "Inferred Resources" most closely correspond to 7,639,000 tonnes in the NI 43-101 category of "Inferred Resources".

(v)
The historical estimate for Waterloo was initially calculated by Asarco Inc. in 1968.  In September 1994 Robert J. Rodger, P.Eng., reviewed the Asarco reports and prepared a Technical Evaluation Report on the Waterloo property, prior to the implementation of NI 43-101. The Technical Evaluation Report confirmed that the historical estimate was based on reverse circulation drilling and underground sampling, and concluded the estimate was based on sound methodology. The historical estimate at Waterloo was calculated using a Silver price of $5.00 per ounce (the relevant price at the time of the calculation).  Michael Steinmann, P.Geo., QP for the Company, has reviewed the Technical Evaluation Report and believes the historic calculation was conducted in a professional and competent manner and is relevant for purposes of the Company's decision to maintain its interest in the property. The Company believes that the historical estimate category of 37,235,000 tons (at 2.71 ounces per ton silver) of "Measured and Indicated Reserves" most closely correspond to 33,758,000 tonnes in the NI 43-101 category of "Indicated Resource."  However, the Company has not completed the work necessary to verify the historical estimate. Accordingly, the Company is not treating the historical estimate as NI 43-101 compliant categories of Mineral Resources based on information prepared by or under the supervision of a QP. These historical estimates should not be relied upon.

(vi)	Totals may not add-up due to rounding.

Mineral Resource and Reserve estimates for Huaron, Quiruvilca, San Vicente, La Colorada, Manantial Espejo, Alamo Dorado and Morococha were prepared under the supervision of Michael Steinmann, P. Geo., Executive Vice-President Geology & Exploration and Martin G. Wafforn, P. Eng., Vice-President Technical Services as Qualified Persons as that term is defined in NI 43-101.  Navidad Resource estimates were prepared by Pamela De Mark, P. Geo., Sr. Consultant of Snowden Mining Industry Consultants.  Mineral Resource estimates for Hog Heaven and Waterloo are based on historical third party estimates.

Michael Steinmann and Martin Wafforn, each of whom are Qualified Persons, as the term is defined in National Instrument 43-101, “NI 43-101”, have reviewed and approved the contents of this press release.

About Pan American Silver

Pan American Silver is the world’s second-largest primary silver producer.  The Company’s mission is to become the world’s largest low-cost primary Silver mining company by increasing its Silver production and Silver Reserves.  The Company has seven mines in Mexico, Peru, Argentina and Bolivia.  Pan American also owns the Navidad Silver development project in Chubut, Argentina and is the operator of the La Preciosa joint-venture project in Durango, Mexico.

Information Contact

Kettina Cordero
Coordinator, Investor Relations
(604) 684-1175
info@panamericansilver.com
www.panamericansilver.com

THIS NEWS RELEASE CONTAINS “FORWARD-LOOKING STATEMENTS” WITHIN THE MEANING OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND “FORWARD-LOOKING INFORMATION” WITHIN THE MEANING OF APPLICABLE CANADIAN SECURITIES LEGISLATION. STATEMENTS CONTAINING FORWARD-LOOKING INFORMATION EXPRESS, AS AT THE DATE OF THIS NEWS RELEASE, THE COMPANY’S PLANS, ESTIMATES, FORECASTS, PROJECTIONS, EXPECTATIONS, OR BELIEFS AS TO FUTURE EVENTS OR RESULTS AND THE COMPANY DOES NOT INTEND, AND DOES NOT ASSUME ANY OBLIGATION TO, UPDATE SUCH STATEMENTS CONTAINING THE FORWARD-LOOKING INFORMATION.  SUCH FORWARD-LOOKING STATEMENTS AND INFORMATION INCLUDE, BUT ARE NOT LIMITED TO STATEMENTS AS TO: THE ACCURACY OF ESTIMATED MINERAL RESERVES AND RESOURCES, ANTICIPATED RESULTS OF FUTURE EXPLORATION, AND FORECAST FUTURE PRECIOUS METAL PRICES. AND EXPECTATIONS THAT ENVIRONMENTAL, PERMITTING, LEGAL, TITLE, TAXATION, SOCIO-ECONOMIC, POLITICAL, MARKETING OR OTHER ISSUES WILL NOT MATERIALLY AFFECT ESTIMATES OF MINERAL RESERVES.

THESE STATEMENTS REFLECT THE COMPANY’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE NECESSARILY BASED UPON A NUMBER OF ASSUMPTIONS AND ESTIMATES THAT, WHILE CONSIDERED REASONABLE BY THE COMPANY, ARE INHERENTLY SUBJECT TO SIGNIFICANT BUSINESS, ECONOMIC, COMPETITIVE, POLITICAL AND SOCIAL UNCERTAINTIES AND CONTINGENCIES.  MANY FACTORS, BOTH KNOWN AND UNKNOWN, COULD CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS TO BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE OR ACHIEVEMENTS THAT ARE OR MAY BE EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS CONTAINED IN THIS NEWS RELEASE AND THE COMPANY HAS MADE ASSUMPTIONS AND ESTIMATES BASED ON OR RELATED TO MANY OF THESE FACTORS.  SUCH FACTORS INCLUDE, WITHOUT LIMITATION: FLUCTUATIONS IN SPOT AND FORWARD MARKETS FOR SILVER, GOLD, BASE METALS AND CERTAIN OTHER COMMODITIES (SUCH AS NATURAL GAS, FUEL OIL AND ELECTRICITY); FLUCTUATIONS IN CURRENCY MARKETS (SUCH AS THE PERUVIAN SOL, MEXICAN PESO, ARGENTINE PESO AND BOLIVIAN

BOLIVIANO VERSUS THE U.S. DOLLAR); RISKS RELATED TO THE TECHNOLOGICAL AND OPERATIONAL NATURE OF THE COMPANY’S BUSINESS; CHANGES IN NATIONAL AND LOCAL GOVERNMENT, LEGISLATION, TAXATION, CONTROLS OR REGULATIONS AND  POLITICAL OR ECONOMIC DEVELOPMENTS IN CANADA, THE UNITED STATES, MEXICO, PERU, ARGENTINA, BOLIVIA OR OTHER COUNTRIES WHERE THE COMPANY MAY CARRY ON BUSINESS IN THE FUTURE; RISKS AND HAZARDS ASSOCIATED WITH THE BUSINESS OF MINERAL EXPLORATION, DEVELOPMENT AND MINING (INCLUDING ENVIRONMENTAL HAZARDS, INDUSTRIAL ACCIDENTS, UNUSUAL OR UNEXPECTED GEOLOGICAL OR STRUCTURAL FORMATIONS, PRESSURES, CAVE-INS AND FLOODING); RISKS RELATING TO THE CREDIT WORTHINESS OR FINANCIAL CONDITION OF SUPPLIERS, REFINERS AND OTHER PARTIES WITH WHOM THE COMPANY DOES BUSINESS; INADEQUATE INSURANCE, OR INABILITY TO OBTAIN INSURANCE, TO COVER THESE RISKS AND HAZARDS; EMPLOYEE RELATIONS; RELATIONSHIPS WITH AND CLAIMS BY LOCAL COMMUNITIES AND INDIGENOUS POPULATIONS; AVAILABILITY AND INCREASING COSTS ASSOCIATED WITH MINING INPUTS AND LABOUR; THE SPECULATIVE NATURE OF MINERAL EXPLORATION AND DEVELOPMENT, INCLUDING THE RISKS OF OBTAINING NECESSARY LICENSES AND PERMITS AND THE PRESENCE OF LAWS AND REGULATIONS THAT MAY IMPOSE RESTRICTIONS ON MINING, INCLUDING THOSE CURRENTLY IN THE PROVINCE OF CHUBUT, ARGENTINA; DIMINISHING QUANTITIES OR GRADES OF MINERAL RESERVES AS PROPERTIES ARE MINED; GLOBAL FINANCIAL CONDITIONS; BUSINESS OPPORTUNITIES THAT MAY BE PRESENTED TO, OR PURSUED BY, THE COMPANY; THE COMPANY’S ABILITY TO COMPLETE AND SUCCESSFULLY INTEGRATE ACQUISITIONS AND TO MITIGATE OTHER BUSINESS COMBINATION RISKS; CHALLENGES TO, OR DIFFICULTY IN MAINTAINING, THE COMPANY’S TITLE TO PROPERTIES AND CONTINUED OWNERSHIP THEREOF; THE ACTUAL RESULTS OF CURRENT EXPLORATION ACTIVITIES, CONCLUSIONS OF ECONOMIC EVALUATIONS, AND CHANGES IN PROJECT PARAMETERS TO DEAL WITH UNANTICIPATED ECONOMIC OR OTHER FACTORS; INCREASED COMPETITION IN THE MINING INDUSTRY FOR PROPERTIES, EQUIPMENT, QUALIFIED PERSONNEL, AND THEIR COSTS; AND THOSE FACTORS IDENTIFIED UNDER THE CAPTION “RISKS RELATED TO PAN AMERICAN’S BUSINESS” IN THE COMPANY’S MOST RECENT FORM 40F AND ANNUAL INFORMATION FORM FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION AND CANADIAN PROVINCIAL SECURITIES REGULATORY AUTHORITIES.  INVESTORS ARE CAUTIONED AGAINST ATTRIBUTING UNDUE CERTAINTY OR RELIANCE ON FORWARD-LOOKING STATEMENTS.  ALTHOUGH THE COMPANY HAS ATTEMPTED TO IDENTIFY IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY, THERE MAY BE OTHER FACTORS THAT CAUSE RESULTS NOT TO BE AS ANTICIPATED, ESTIMATED, DESCRIBED OR INTENDED.  THE COMPANY DOES NOT INTEND, AND DOES NOT ASSUME ANY OBLIGATION, TO UPDATE THESE FORWARD-LOOKING STATEMENTS OR INFORMATION TO REFLECT CHANGES IN ASSUMPTIONS OR CHANGES IN CIRCUMSTANCES OR ANY OTHER EVENTS AFFECTING SUCH STATEMENTS OR INFORMATION, OTHER THAN AS REQUIRED BY APPLICABLE LAW.

CAUTIONARY NOTE TO US INVESTORS CONCERNING ESTIMATES OF MEASURED AND INDICATED RESOURCES

THIS NEWS RELEASE HAS BEEN PREPARED IN ACCORDANCE WITH THE REQUIREMENTS OF CANADIAN PROVINCIAL SECURITIES LAWS, WHICH DIFFER FROM THE REQUIREMENTS OF U.S. SECURITIES LAWS. UNLESS OTHERWISE INDICATED, ALL MINERAL RESERVE AND RESOURCE ESTIMATES INCLUDED IN THIS NEWS RELEASE HAVE BEEN PREPARED IN ACCORDANCE WITH CANADIAN NATIONAL INSTRUMENT 43-101 – STANDARDS OF DISCLOSURE FOR MINERAL PROJECTS (‘‘NI 43-101’’) AND THE CANADIAN INSTITUTE OF MINING, METALLURGY AND PETROLEUM CLASSIFICATION SYSTEM. NI 43-101 IS A RULE DEVELOPED BY THE CANADIAN SECURITIES ADMINISTRATORS THAT ESTABLISHES STANDARDS FOR ALL PUBLIC DISCLOSURE AN ISSUER MAKES OF SCIENTIFIC AND TECHNICAL INFORMATION CONCERNING MINERAL PROJECTS.

CANADIAN STANDARDS, INCLUDING NI 43-101, DIFFER SIGNIFICANTLY FROM THE REQUIREMENTS OF THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”), AND INFORMATION CONCERNING MINERALIZATION, DEPOSITS, MINERAL RESERVE AND RESOURCE INFORMATION CONTAINED OR REFERRED TO HEREIN MAY NOT BE COMPARABLE TO SIMILAR INFORMATION DISCLOSED BY U.S. COMPANIES. IN PARTICULAR, AND WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, THIS PRESS RELEASE USES THE TERMS ‘‘MEASURED RESOURCES’’, ‘‘INDICATED RESOURCES’’ AND ‘‘INFERRED RESOURCES’’. U.S. INVESTORS ARE ADVISED THAT, WHILE SUCH TERMS ARE RECOGNIZED AND REQUIRED BY CANADIAN SECURITIES LAWS, THE SEC DOES NOT RECOGNIZE THEM. UNDER U.S. STANDARDS, MINERALIZATION MAY NOT BE CLASSIFIED AS A ‘‘RESERVE’’ UNLESS THE DETERMINATION HAS BEEN MADE THAT THE MINERALIZATION COULD BE ECONOMICALLY AND LEGALLY PRODUCED OR EXTRACTED AT THE TIME THE RESERVE DETERMINATION IS MADE. U.S. INVESTORS ARE CAUTIONED NOT TO ASSUME THAT ANY PART OF A “MEASURED RESOURCE” OR “INDICATED RESOURCE” WILL EVER BE CONVERTED INTO A “RESERVE”.  U.S. INVESTORS SHOULD ALSO UNDERSTAND THAT “INFERRED RESOURCES” HAVE A GREAT AMOUNT OF UNCERTAINTY AS TO THEIR EXISTENCE AND GREAT UNCERTAINTY AS TO THEIR ECONOMIC AND LEGAL FEASIBILITY. IT CANNOT BE ASSUMED THAT ALL OR ANY PART OF “INFERRED RESOURCES” EXIST, ARE ECONOMICALLY OR LEGALLY MINEABLE OR WILL EVER BE UPGRADED TO A HIGHER CATEGORY.  UNDER CANADIAN SECURITIES LAWS, ESTIMATED “INFERRED RESOURCES” MAY NOT FORM THE BASIS OF FEASIBILITY OR PRE-FEASIBILITY STUDIES EXCEPT IN RARE CASES.  DISCLOSURE OF “CONTAINED OUNCES” IN A MINERAL RESOURCE IS PERMITTED DISCLOSURE UNDER CANADIAN SECURITIES LAWS.  HOWEVER, THE SEC NORMALLY ONLY PERMITS ISSUERS TO REPORT MINERALIZATION THAT DOES NOT CONSTITUTE “RESERVES” BY SEC STANDARDS AS IN PLACE TONNAGE AND GRADE, WITHOUT REFERENCE TO UNIT MEASURES.  THE REQUIREMENTS OF NI 43-101 FOR IDENTIFICATION OF “RESERVES” ARE ALSO NOT THE SAME AS THOSE OF THE SEC, AND RESERVES REPORTED BY THE COMPANY IN COMPLIANCE WITH NI 43-101 MAY NOT QUALIFY AS “RESERVES” UNDER SEC STANDARDS. ACCORDINGLY, INFORMATION CONCERNING MINERAL DEPOSITS SET FORTH HEREIN MAY NOT BE COMPARABLE WITH INFORMATION MADE PUBLIC BY COMPANIES THAT REPORT IN ACCORDANCE WITH U.S. STANDARDS.